Austin Legal Group, APC
LAWYERS 3990 OLD TOWN AVE, STE A-112 SAN DIEGO, CA 92110 LICENSED IN CALIFORNIA & HAWAII & ARIZONA TELEPHONE (619) 924-9600 FACSIMILE (619) 881-0045	Writer’s Email: arden@austinlegalgroup.com
January 21, 2016

Mark P. Shuman

Branch Chief Legal

Office of Information Technologies and Services

Division of Corporation Finance

Re:

WRAPmail, Inc.

Registration Statement on Form S-1

Filed December 2, 2015

File No. 333-208293

Mr. Shuman:

Please see below for responses to the Division’s letter dated December 22, 2015 regarding the above captioned matter. All questions have been addressed in an Amendment No. 1 to the Registration Statement on Form S-1, filed January 20, 2016 (“Amendment”), as further herein detailed.

1.

The offering has been fixed at $0.05 per share, with warrants exercisable at a fixed rate of $0.10 per share. The offering has been amended throughout to reflect such changes, including, but not limited to, on pg. ii (Calculation of Registration Fee), pg. iii (Cover Page), pg. 3 (Prospectus Summary), pg. 14 (Dilution), and pg. 16 (Plan of Distribution) of the Amendment.

2.

The offering has been amended to include percentage breakdowns in Use of Proceeds on pg. 13 of the Amendment. Also, a limiting phrase, “assuming all securities are sold,” has been added throughout where appropriate (see, pg. iii Cover, pg. 16 Prospectus Summary, pg. 21 Description of Business).

3.

Please see pg. iii of Amendment.

4.

Please see pgs. 2 (Prospectus Summary) and 21 (Description of Business).

January 21, 2016

5.

Please see pg. 8 of the Amendment.

6.

Please see pg. 8 of the Amendment.

7.

 Please see pg. 11 of the Amendment.

8.

 Mr. Dilley is not a registered broker but merely owns a minority interest in a brokerage firm. In any case, Mr. Dilley will not be soliciting investor’s on the company’s behalf. Please see pg. 17 of the Amendment. Also the offering has been amended to state that the company’s “executive officers” rather than “management” will be offering securities on its behalf.

9.

There are no contracts with these customers to include as exhibits. Please see pgs. 8 (Risk Factors) and 20 (Description of Business) of the Amendment.

10.

Please see pgs. 2 (Prospectus Summary) and 21 (Description of Business).

11.

Please see pg. 23 of the Amendment.

12.

Please see pgs. 34, 3, and 5 of the Amendment.

13.

Please see pgs. 48-50 of the Amendment.

14.

 Please see pgs. 48-50 of the Amendment.

15.

Done.

16.

Please see pgs. 54-55 of the Amendment.

17.

Please see pgs. 55-56 of the Amendment.

We appreciate your time and attention in this matter.

Sincerely,

AUSTIN LEGAL GROUP, APC

Arden E. Anderson, Esq.